Exhibit 99.5
Exhibit 99.5 NOT FOR USE IN NEW YORK John Hancock Life Insurance Company (U.S.A.) P.O. Box 9505, Portsmouth, NH 03802-9505 Overnight mail: 164 Corporate Drive, Portsmouth, NH 03801-6815 800-344-1029 www.jhannuities.com Home Office: Bloomfield Hills, MI JH Choice Application Individual—Single Payment Modified Guaranteed Deferred Annuity 1 Expected Premium Expected Premium Expected premium includes any assets coming from another financial institution (i.e., 1035 exchange, qualified plan rollover, etc.) Amount of actual premium $ received will appear in the delivered contract. 2 Owner (oldest) Male Female Trust/Entity Name (First, Middle, Last or Name of Trust/Entity) Date of Birth (mm/dd/yyyy) Social Security Number/Tax Identification Number Email Address Mailing Address City, State, Zip Residential Address (required if different from mailing or address is PO Box) Client Brokerage Account Number Co-owner Male Female Trust/Entity Name (First, Middle, Last or Name of Trust/Entity) Date of Birth (mm/dd/yyyy) Social Security/Tax Identification Number Email Address Mailing Address City, State, Zip Residential Address (required if different from mailing or address is PO Box) 3 Annuitant (Applicable for Non-natural Owners and Nonqualified plans if different from Owner) Male Female Name (First, Middle, Last) Date of Birth (mm/dd/yyyy) Social Security Number Email Address Mailing Address City, State, Zip Residential Address (required if different from mailing or address is PO Box) Co-annuitant (if different from co-owner) Male Female Name (First, Middle, Last) Date of Birth (mm/dd/yyyy) Social Security Number Email Address Mailing Address City, State, Zip Residential Address (required if different from mailing or address is PO Box) ICC10MVAAPP Page 1 of 3 0711 CHCMVA

JH Choice Application 4 Beneficiaries The primary If a co-owner was selected in Section 2, and is living, that person will take precedence beneficiaries and contingent over the primary beneficiary. Contingent beneficiaries receive proceeds only if all primary beneficiaries must EACH equal beneficiaries pre-decease the owner. If you wish to restrict the death payment options for 100% of proceeds. Please use any of the beneficiaries listed below, please complete the Restricted Beneficiary Payout whole percentages only. form located on www.jhannuities.com. Role Beneficiary’s Name % of Proceeds Relationship to owner Note: To name additional beneficiaries, please use the space in Special Instructions (Section 7). 5 Type of Annuity Plan type: Tax-qualified plans: Qualified Nonqualified IRA (Tax Year) Roth IRA (Tax Year) IRA Rollover IRA Transfer Other 6 Guaranteed Period (Please check one. Check availability, not all guarantee periods may be available.) 4-Year 5-Year 6-Year 7 Special Instructions (write in) or Optional Riders 8 Disclosures Any person who knowingly presents a false statement in an application for insurance may be guilty of a criminal offense and subject to penalties under state law. A sales representative does not have the company’s authorization to accept risk, pass on insurability or make, void, waiver or change conditions or provisions of the application, contract or receipt. 9 Military Sales Is the annuitant or owner an active member of the U.S. Armed Forces? Yes* No (default) * If you answered “Yes”, please complete and attach a “Military Personnel Financial Services Disclosure” form (available on www.jhannuities.com). This product is not specifically designed for or marketed to active duty military personnel. Applications not complying with our military sales procedures will not be accepted. Page 2 of 3 0711 CHCMVA

JH Choice Application 10 Acknowledgments/Signatures Statement of Applicant: I/We agree that the contract I/we have applied for shall not take effect until the later of: (1) the issuance of the contract, or (2) receipt by the company at its Annuity Service Office of the first payment required under the contract. The information herein is true and complete to the best of my/our knowledge and belief and is correctly recorded. Yes* No Does the annuitant or owner have existing individual life insurance policies or annuity contracts? Yes* No Will this contract replace or change any existing life insurance or annuity in this or any other company? *If you answered “YES” to either question, please complete below and attach a state replacement form (if applicable). Please see reference guide in the forms booklet. Annuity Life Insurance Issuing Company Contract Number I/We understand that unless I/we elect otherwise, the Maturity Date will be the Annuitant’s 95th birthday Alternate Maturity Date I/We acknowledge receipt of the current prospectus and understand that because of the market value adjustment provision of the contract the amount I receive upon withdrawal or annuitization may vary from the reported Account Value. I/We confirm a review of my/our investment objectives, tax, liquidity, and financial statuses was offered to me/us. I/We have read the applicable fraud statement contained in the State Disclosures Section. To the best of my knowledge and belief, the statements in this application are true and complete. I/We am/are either a citizen or resident alien of the United States of America. SIGN HERE Owner: Signature City, State (signed in) Date SIGN HERE Title of Officer: Title Signing for SIGN HERE Co-owner: Signature City, State (signed in) Date HERE SIGN Annuitant: (If different from owner) Signature City, State (signed in) Date SIGN Co-annuitant: HERE (If co-owner) different from Signature City, State (signed in) Date 11 Financial Advisor Information A. Certification: I have truly and accurately recorded the information provided by the applicant and I have determined that the annuity contract/certificate applied for is a suitable investment for the applicant. YES NO Does the annuitant or owner have existing individual life insurance policies or annuity contracts? YES NO Will this contract replace or change any existing life insurance or annuity in this or any other company? If yes, complete applicable state replacement forms. Printed name Telephone Number State License ID Broker/Dealer Firm Broker/Dealer Rep Number Email Address HERE SIGN Signature Page 3 of 3 0711 CHCMVA